

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2009

**Via Facsimile (617-772-8333) and U.S. Mail**

Marilyn French, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110

**Re: Charlotte Russe Holding, Inc.**
**Schedule TO-T filed August 31, 2009**
**Filed by Advent CR, Inc. and Advent CR Holdings, Inc.**
**SEC File No. 005-58247**

Dear Ms. French:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. Please tell us what consideration was given to including Advent and the Sponsors as bidders in the Offer. In that regard, we note your disclosure that the Sponsors will be providing the funds to the Purchaser to acquire the shares of Charlotte Russe. We also note your disclosure that the Purchaser and the Parent were formed for the purpose of acquiring Charlotte Russe and that neither has conducted business activities to date. In addition to the entities referenced above, other persons or entities who control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you

determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Closing Comments

Please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,


Song Brandon
Special Counsel
Office of Mergers & Acquisitions


cc:      Steve Collins
         Advent CR, Inc.
         Advent CR Holdings, Inc.
         75 State Street, 29[th] Floor
         Boston, MA  02109